EXHIBIT 12.1

Mid-Con Energy Partners, LP

Ratio of Earnings to Fixed Charges

(in thousands)	Year Ended December 31,				Six Months Ended December 31,	Year Ended June 30,
	2013	2012	2011	2010	2009	2009
Earnings:
Net earnings	28,189	29,862	18,968	1,078	(9,096)	2,984
Less interest capitalized	—	—	—	—	—	—
Fixed charges	3,476	1,919	578	98	2	93

	31,665	31,781	19,546	1,176	(9,094)	3,077
Fixed Charges:
Interest expense (gross of interest income)	3,282	1,764	578	98	2	93
Capitalized interest	—	—	—	—	—	0
Amortization of deferred loan costs	194	155	—	—	—	0
Interest component of rental expense	—	—	—	—	—	—

	3,476	1,919	578	98	2	93
Ratio of Earnings to Fixed Charges	9.1	16.6	33.8	12.0	(a )	33.1

(a)	During the period noted, our coverage ratio was less than 1:1. We would have needed to generate additional earnings of approximately $9.1 million during the six months ended December 31, 2009 to achieve a coverage ration of 1:1.